OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PHELPS DODGE CORPORATION

(Name of Issuer)

Common Stock, par value $6.25 per share

(Title of Class of Securities)

717265102

(CUSIP Number)

John F. Brown
c/o Atticus Capital, L.L.C.
152 West 57th Street, 45th Floor
New York, New York 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 717265102

1.	Name of Reporting Person: Atticus Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,356,300

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,356,300

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,356,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.6%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 717265102

1.	Name of Reporting Person: Timothy R. Barakett		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,356,300

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,356,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,356,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.6%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, $6.25 par value per share (the “Shares”), of Phelps Dodge Corporation, a New York corporation (the “Issuer” or the “Company”), with its principal executive offices located at One North Central Avenue, Phoenix, Arizona, 85004-4414.
Item 2. Identity and Background
(a), (b) and (c) This statement is being filed by Atticus Capital, L.L.C. (“Atticus Capital”) and Timothy R. Barakett (collectively, the “Reporting Persons”). The principal business address of the Reporting Persons is c/o Atticus Capital, L.L.C., 152 West 57th Street, 45th Floor, New York, New York 10019.
Mr. Barakett is the Chairman, Chief Executive Officer and Managing Member of Atticus Capital, a Delaware limited liability company. Atticus Capital, together with certain of its affiliated entities (collectively, the “Atticus Entities”), acts as adviser for various investment funds (the “Funds”) and managed accounts (the “Accounts”). Based on his relationship with the Atticus Entities, the Funds and the Accounts, Mr. Barakett is deemed to be a beneficial owner of the Shares owned by the Funds and Accounts for purposes of Section 13(d) of the Act.
(d) None of the Reporting Persons, nor any of their officers or managing directors, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons, nor any of their officers or managing directors, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) Mr. Barakett is a citizen of Canada.
Item 3. Source and Amount of Funds or Other Consideration
As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 8,356,300 Shares as detailed in Item 5.
The aggregate purchase price for the 4,012,300 Shares that the Reporting Persons are deemed to beneficially own is $428,209,893 and the aggregate purchase price for the options to purchase 4,344,000 shares is $65,512,377.
The funds for the purchase of the Shares held by the Funds or the Accounts beneficially owned by the Reporting Persons have come from the working capital of the Funds and the Accounts.
Item 4. Purpose of Transaction
The Reporting Persons acquired the Shares for investment purposes. On September 30, 2005, the Reporting Persons met with the Company’s management (via conference call) to discuss potential actions the Company might take to deliver value to stockholders. On October 3, 2005, the Reporting Persons sent a letter to Mr. J. Steven Whisler, Chairman of the Board & Chief Executive Officer, of the Company. The letter is attached hereto as Exhibit 2.

The Reporting Persons expect to consider and evaluate on an on-going basis all of their options with respect to the investment in the Company. Among other alternatives, the Reporting Persons may continue to engage in discussions with management and/or the board of directors to encourage them to take steps to maximize stockholder value. The Reporting Persons may also attempt to encourage the Company and third parties to consider other strategic transactions involving the Company that are designed to maximize shareholder value.
In addition, the Reporting Persons may pursue other alternatives available in order to maximize the value of the investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional shares of common stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the shares of common stock, options or related derivatives now beneficially owned or hereafter acquired by them.
The Reporting Persons may contact and consult with other stockholders of the Company concerning the Company, its prospects and any or all of the foregoing matters.
The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in the best interests of the Funds and the Accounts.
Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a) and (b) Based on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, as of July 26, 2005 there were 96,951,907 Shares outstanding. The Reporting Persons are deemed to beneficially own and hold sole dispositive power over an aggregate of 8,356,300 Shares (8.6%) comprised of (i) 4,012,300 Shares owned directly by the Funds and the Accounts and (ii) 4,344,000 Shares issuable upon exercise of options which are deemed to be outstanding for the purposes of this Schedule 13D.
The Reporting Persons share the power to vote, direct the vote, dispose of or direct the disposition of the Shares that they own.
(c) All transactions in the Shares effected during the past 60 days on behalf of a Fund or an Account over which the Reporting Persons have investment discretion are set forth in Exhibit 3 attached hereto.
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
Exhibit 1       Joint Filing Agreement of the Reporting Persons
Exhibit 2       Letter to Mr. J. Steven Whisler, dated October 3, 2005
Exhibit 3       Schedule of transactions effected during the last 60 days
Exhibit 4       Power of attorney dated April 26, 2005

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 3, 2005

ATTICUS CAPITAL, L.L.C.
By:	/s/ Timothy R. Barakett*
Timothy R. Barakett
Managing Member

TIMOTHY BARAKETT
By:	/s/ Timothy R. Barakett*
Timothy R. Barakett

* by John F. Brown, attorney-in-fact